

Mail Stop 3233

August 18, 2016

Via E-mail
Mr. Jonathan E. Bicknell
Chief Financial Officer
inVentiv Health, Inc.
1 Van De Graaff Drive
Burlington, MA 01803

> **Re: inVentiv Health, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed March 18, 2016**
> **Form 8-K filed August 9, 2016**
> **File No. 000-30318**

Dear Mr. Bicknell:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed August 9, 2016

Exhibit 99.1 Investor Presentation

1.   We note that you discuss organic net revenue, which appears to be a non-GAAP measure. Please revise future investor presentations to include all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K for this measure. In your response, please provide an example of your proposed disclosure.

2.   We note that you discuss adjusted free cash flow, which you identify as a non-GAAP measure. Please revise future investor presentations to include a reconciliation of the non-GAAP financial measure to the most directly comparable GAAP measure.

3.   We note that you discuss segment adjusted EBITDA, which appears to be a non-GAAP measure. Please revise future investor presentations to include all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K for this measure. Specifically, management should disclose the reasons they believe the non-GAAP measure provides useful information to investors and the additional purposes, if any, for which management uses the non-GAAP measure. In your response, please provide an example of your proposed disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Shannon Sobotka, Staff Accountant, at (202) 551-3856 with any questions.

Sincerely,

/s/ Shannon Sobotka

Shannon Sobotka
Staff Accountant
Office of Real Estate and
Commodities